UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposals of Banco Bradesco S.A.’s Parent Companies to be submitted to the Shareholders, at the Annual Shareholder’s Meeting to be held cumulatively with the Special Shareholders’ on March 10, 2010, at 5 p.m.

Dear Shareholders,

     The Parent Companies of Banco Bradesco S.A., Cidade de Deus – Companhia Comercial de Participações and Fundação Bradesco, both represented by the Chief Executive Officer, hereby submit to your analysis and deliberation, proposals:

1. To elect the Board of Directors’ members

Pursuant to Article 8 of the Company’s Bylaws, the Board of Directors comprises 6 (six) to 9 (nine) members, all serving a 1 (one) year term.

Considering the provisions of CVM Rules # 165, of December 11, 1991, and # 282, of June 26, 1998, in order to request the adoption of the multiple vote process for the election of the members of the Company’s Board of Directors, the petitioning Shareholders shall represent a minimum of five 5% (five percent) of the voting capital, provided they make said request in writing to the Company, at least 48 hours before the date of the Shareholders’ Meeting.

Voting by means of the multiple vote process shall be done by granting to each share the amount of votes as there are members of the Board of Directors to elect, and shareholder may cast all their votes in a single candidate or distribute them among several candidates. In this process, candidates shall be nominated and elected individually, with the respective names registered with the Presiding Board.

Related to the election of the Members of the Board of Directors, the aforementioned controlling shareholders propose to reelect the current members of the Board of Directors, Messrs: Lázaro de Mello Brandão, Brazilian, married, bank employee, Identity Card (RG) 1.110.377 -2/SSP-SP, Individual Taxpayer’s ID (CPF) 004.637.528 -72; Antônio Bornia, Brazilian, widower, bank employee, Identity Card (RG) 11.323.129/SSP -SP, Individual Taxpayer’s ID (CPF) 003.052.609 -44; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, Identity Card (RG) 3.076.007 -0/SSP-SP, Individual Taxpayer’s ID (CPF) 113.119.598 -15; Márcio Artur Laurelli Cypriano, Brazilian, married, bank employee, Identity Card (RG) 2.863.339 -8/SSP-SP, Individual Taxpayer’s ID (CPF) 063.906.928 -20; João Aguiar Alvarez, Brazilian, married, agricultural engineer, Identity Card (RG) 6.239.718 -7/SSP-SP, Individual Taxpayer’s ID (CPF) 029.533.938 -11; Mrs. Denise Aguiar Alvarez, Brazilian, amicably separated, educator, Identity Card (RG) 5.700.904 -1/SSP-SP, Individual Taxpayer’s ID (CPF) 032.376.698 -65; Messrs. Luiz Carlos Trabuco Cappi, Brazilian, married, bank employee, Identity Card (RG) 5.284.352/SSP -SP, Individual Taxpayer’s ID (CPF) 250.319.028/68, and Carlos Alberto Rodrigues Guilherme, Brazilian, married, bank employee, Identity Card (RG) 6.448.545/SSP -SP, Individual Taxpayer’s ID (CPF) 021.698.868/34, all of them domiciled in Cidade de Deus, Vila Yara, city of Osasco, state of São Paulo, Zip Code 06029-900 and Mr. Ricardo Espírito Santo Silva Salgado, Portuguese, married, bank employee, Alien Registration Card (RNE) W473612-Z, issued by SE/DPMAF/DPF, Individual Taxpayer’s ID (CPF) 385.154.827 -20, domiciled at Rua Pedra da Nau, 141, Cascais, Lisboa, Portugal, and the election of all of them with term of Office until the 2011 Annual Shareholders’ Meeting, whose names will be submitted to the approval of the Central Bank of Brazil, upon which they will take office. The appointed Board Members declared, under the legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

Proposals of Banco Bradesco S.A.’s Parent Companies to be submitted to the Shareholders, at the Annual Shareholder’s Meeting to be held cumulatively with the Special Shareholders’ on March 10, 2010, at 5 p.m.

.2.

2. To elect the members of the Fiscal Council

Pursuant to Article 2 of the Statute of the Fiscal Council and to Article 20 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and, when installed, shall comprise 3 (three) to 5 (five) sitting members and an equal number of alternate members, shareholders or not, all with terms valid until the first annual shareholders’ meeting being held after their election.

Among others, the Fiscal Council’s duties are: supervising management’s acts; analyzing, at least quarterly, the balance sheet and other financial statements prepared from time to time by the Company; examining the year’s financial statements and issuing an opinion on them; expressing an opinion on the management’s annual report.

Proposals of Banco Bradesco S.A.’s Parent Companies to be submitted to the Shareholders, at the Annual Shareholder’s Meeting to be held cumulatively with the Special Shareholders’ on March 10, 2010, at 5 p.m.

.3.

It is worth highlighting that the position of a member of the Fiscal Council is untransferable; likewise, the powers and duties conferred upon said member by law may not be transferred to another body of the Company.

Only individuals, residing in the Brazil, may be elected for the Fiscal Council, and they should have a degree from a university or have held, for at least three years, the position of business Administrator or of a member of a Fiscal Council.

In compliance with the provisions of letter “a”, Paragraph 4, of Article 161 of Law # 6.404/76, preferred shareholders are entitled to appoint a Sitting Member and respective Alternate. The minority shareholders shall have the same right, provided that they jointly represent ten 10% (per cent) or more of the voting shares.

The Company recommends that the shareholder, or group of shareholders, wishing to appoint a Sitting Member and respective Alternate for the Fiscal Council, attend the Annual Shareholders’ Meeting with the name, qualification and résumé of the candidate, complying with the same terms and conditions established for the election.

Pursuant to letter “b”, Paragraph 4, of Article 161 of Law # 6,404/76, the controlling shareholders attending the Annual Shareholders’ Meeting may elect the majority of the members of the Fiscal Council and respective alternates. The other shareholders shall elect the other members and their alternates.

The Company proposes that the Fiscal Council be installed, on a non-permanent basis, with term of office until the 2011 Annual Shareholders’ Meeting, and the controlling shareholders shall appoint, to comprise the Body, the highest number of members they are entitled to, pursuant to the legal provision aforementioned, contemplating, in this event, to reelect:

Proposals of Banco Bradesco S.A.’s Parent Companies to be submitted to the Shareholders, at the Annual Shareholder’s Meeting to be held cumulatively with the Special Shareholders’ on March 10, 2010, at 5 p.m.

.4.

a) as Sitting Members, Nelson Lopes de Oliveira, Brazilian, married, economist, Identity Card (RG) 3.962.261/SSP -SP, Individual Taxpayer’s ID (CPF) 036.974.608/20 , domicilied at Rua Iperó, 91, apto. 41, Jardim das Bandeiras, São Paulo, SP, Zip Code 05439-020, and Ricardo Abecassis Espírito Santo Silva, naturalized Brazilian, married, economist, Identity Card (RG) 53.783.536 -2/SSP-SP, issued by SE/DPMAF/DPF, Individual Taxpayer’s ID (CPF) 692.405.237/15, domicilied at Avenida Brigadeiro Faria Lima, 3.729, 6o andar, São Paulo, SP, Zip Code 04538-905; and

b) as Alternates of the members above mentioned, respectively, Mr. Jorge Tadeu Pinto de Figueiredo, Brazilian, married, lawyer, Identity Card (RG) 5.546.755/SSP -SP, Individual Taxpayer’s ID (CPF) 399.738.328/68, resident and domicilied at Rua Pedro Inácio de Araújo, 250, Condomínio Vilas de São Francisco, 9, Casa 14, Vila São Silvestre, São Paulo, SP, Zip Code 05386-330, and Mr. Renaud Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card (RG) 3.022.895/SSP -SP, Individual Taxpayer’s ID (CPF) 057.180.078/53, resident and domicilied at Rua Pascal, 260, apto. 81, Condomínio Domaine Bouchamps, Campo Belo, São Paulo, SP, Zip Code 04616-001.

The elected Board Members’ term of office will be effective up to the 2011 Annual Shareholders’ Meeting and they will take office after their names are approved by the Central Bank of Brazil, and they comply with the conditions set forth in Article 162 of Law # 6,404, as of December 15, 1976, and they declared, under legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

Preferred shareholders shall appoint, by separated vote, the other sitting member and his/her respective alternate.

Cidade de Deus, Osasco, SP, February 9, 1010

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão
Chief Executive Officer

Further information on the Members of the Board of Directors

.1.

Résumés of the candidates appointed to the Board of Directors:

Lázaro de Mello Brandão

. 83 years old, bank employee, Individual Taxpayer’s ID (CPF) 004.637.528/72, Chairman of the Board of Directors, assigned by the Controlling shareholder and elected at the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009, with term of office until March 10, 2010.
He also holds the function of Coordinator of the Remuneration Committee (statutory) of Banco Bradesco S.A., being assigned at the Special Board of Directors’ Meeting # 1,426, held on March 10, 2009. He took office on June 5, 2009, with term of office until the first Board of Directors’ Meeting to be held after the 2010 Annual Shareholders’ Meeting.

Main professional experience in the past 5 years:

Company: Banco Bradesco S.A.
Position: He started his career in September 1942 at Casa Bancária Almeida & Cia., a financial institution that later became Banco Bradesco S.A. He held all positions of the hierarchical scale of a bank. In January 1963 he was elected Officer, and in September 1977, Executive Vice President. He succeeded the Bank’s founder, Amador Aguiar, in January, 1981 being invested in the position of Chief Executive Officer of the Board of Executive Officers, and, in February 1990, he held cumulatively, the position of Chairman of the Board of Directors. In March 1999, he appointed his successor as the Chief Executive Officer and kept his position of Chairman of the Board of Directors, position currently held.
Duties inherent to the position: In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.
The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Company: Banco Espírito Santo, S.A.

Further information on the Members of the Board of Directors

.2.

Position: Non-Executive Member of the Board of Directors from March 27, 2002 to March 31, 2008
Duties inherent to the position: The same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.
The company’s core business: To perform banking transactions.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:
- Controlling Group:
Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.
- Others:
Banco Bradesco S.A.

Management positions in exercise or exercised in publicly-held companies

Banco Bradesco de Investimento S.A. (incorporated on November 4, 1992)
August 26, 1964 – Officer
February 9, 1978 – Executive Vice President
April 15, 1981 – Chief Executive Officer
March 23, 1982 – Chief Executive Officer and Vice Chairman of the Board of Directors and Control
March 29, 1990 to November 4, 1992 - Chief Executive Officer and Chairman of the Board of Directors and Control

Bradesco Leasing S.A. - Arrendamento Mercantil
February 14, 1978 - Officer
March 30, 1981 - ExecutiveVice President
April 23, 1981 - Chief Executive Officer
March 23, 1982 to October 27, 1989 - Vice Chairman of the Board of Directors
September 28, 1990 to April 14, 1999 - Chief Executive Officer since
September 28, 1990 - Chairman of the Board of Directors

Bradespar S.A.
since March 30, 2000 - Chairman of the Board of Directors

Subordination or control relationships maintained between Mr. Lázaro de Mello Brandão and:
a) subsidiary, directly or indirectly controlled by Bradesco: (i) at the subsidiaries with Board of Directors, the Chairman of Bradesco’s Board of Directors is also the Chairman of the Board of those companies, but, in subsidiaries that only

Further information on the Members of the Board of Directors

.3.

have a Board of Executive Officers, its position differs from the Chairman of Bradesco’s Board of Directors; (ii) operations that may encumber the subsidiary depend on the previous authorization from the direct or indirect parent company’s Board of Directors;
b) direct or indirect parent company of Bradesco: the Chairman of Bradesco’s Board of Directors also holds the position of Chief Executive Officer of the parent companies Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A. and Nova Cidade de Deus Participações S.A.

Antônio Bornia

. 74 years old, bank employee, Individual Taxpayer’s ID (CPF) 003.052.609/44, Vice Chairman of the Board of Directors, appointed by the Controlling shareholder and elected at the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009, with term of office until March 10, 2010.
He also holds the function of Member of the Remuneration Committee (statutory) of Banco Bradesco S.A., being appointed at the Special Board of Directors’ Meeting # 1,426, held on March 10, 2009. He took office on June 5, 2009, with term of office until the first Board of Directors’ Meeting to be held after the 2010 Annual Shareholders’ Meeting.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: He started his career in May, 1952. He held all positions of the hierarchical scale of a bank. In September 1975 he was elected Associate Officer, in April 1979 Executive Officer, in June 1981 Executive Vice President, and in March 1999 Vice Chairman of the Board of Directors, position currently held.
Duties inherent to the position: The same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.
The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Further information on the Members of the Board of Directors

.4.

Management positions in exercise or exercised in publicly-held companies

Banco Bradesco de Investimento S.A. (incorporated on November 4, 1992) November 24, 1981 to November 4, 1992 - Officer

Bradesco Leasing S.A. Arrendamento Mercantil
March 23, 1982 - Officer
since March 27, 1996 – Vice Chairman of the Board of Directors

Bradespar S.A.
since March 30, 2000 – Vice Chairman of the Board of Directors

Subordination or control relationships maintained between Mr. Antônio Bornia and
: a) subsidiary, directly or indirectly controlled by Bradesco: (i) in the subsidiaries, the Vice Chairman of the Board of Directors of Bradesco is also Vice Chairman of the Board of Directors of those companies; (ii) transactions that may encumber the subsidiary are subject to prior authorization of the Board of Directors of the direct or indirect parent company.
b) direct or indirect parent company of Bradesco: the Vice Chairman of Bradesco’s Board of Directors holds the following positions in the parent companies: Vice Chairman of the Board of Directors and Executive Vice President of Cidade de Deus - Companhia Comercial de Participações and Elo Participações e Investimentos S.A., Vice Chairman of the Managing Body and Executive Vice President of Fundação Bradesco and Executive Vice President of Nova Cidade de Deus Participações S.A.

Mário da Silveira Teixeira Júnior

.. 63 years old, bank employee, Individual Taxpayer’s ID (CPF) 113.119.598/15, Member of the Board of Directors, appointed by the Controlling shareholders and elected at the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009, with term of office until March 10, 2010.
Mr. Teixeira Júnior also holds the functions of Coordinator of the Internal Controls and Compliance Committee and of Member of the Remuneration Committee (both statutory) of Banco Bradesco S.A., for which he was appointed at the Special Board of Directors’ Meeting # 1,426 held on March 10, 2009. He took office on June 5, 2009, with term of office expiring at the first Board of Directors’ Meeting to be held after the 2010 Annual Shareholders’ Meeting.

Further information on the Members of the Board of Directors

.5.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: Elected Department Officer in January 1984, Managing Officer in March of 1992, Executive Vice President in March of 1998, and a Member of the Board of Directors, in March of 1999, in which position he remains until today.
Duties inherent to the position: The same as those of the Board of Directors’ established by law and the Company’s Bylaws.
The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Company: Banco Espírito Santo de Investimento, S.A.
Position: Sitting Member of the Board of Directors from March 26, 2002 to March 16, 2009
Duties inherent to the position: The same duties of the Board of Directors established in the Company’s Bylaws: to manage the Company’s activities and fully represent it in and out of court.
The company’s core business: The Company has the purpose of developing banking activities pursuant to the law.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Banco Espírito Santo de Investimento S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

Management positions held in publicly-held companies

Banco Bradesco de Investimento S.A. (incorporated on November 4, 1992) March 30, 1992 to November 4, 1992 - Officer

Bradesco Leasing S.A. Arrendamento Mercantil
March 27, 1992 to March 26, 1997 - Officer
March 26, 1998 - Officer
since March 30, 1998 – Member of the Board of Directors

Further information on the Members of the Board of Directors

.6.

Bradespar S.A.
March 30, 2000 - Member of the Board of Directors
July 16, 2001 to March 14, 2002 - Chief Executive Officer
since April 30, 2002 - Member of the Board of Directors

Subordination or control relationships between Mr. Mário da Silveira Teixeira Júnior and:
a) subsidiary, directly or indirectly controlled by Bradesco: (i) in the subsidiaries, the Member of the Board of Directors of Bradesco is also a Member of the Board of Directors / Officer of those companies; (ii) transactions that may encumber the subsidiary are subject to prior authorization of the Board of Directors of the direct or indirect parent company.
b) direct or indirect parent company of Bradesco: the Member of the Board of Directors of Bradesco holds the following positions in the parent companies: Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, Member of the Board of Directors and Officer of Elo Participações e Investimentos S.A., Member of the Managing Body and Managing Officer of Fundação Bradesco and Officer of Nova Cidade de Deus Participações S.A.

Márcio Artur Laurelli Cypriano

. 66 years old, bank employee, Individual Taxpayer’s ID (CPF) 063.906.928/20, Member of the Board of Directors, appointed by the Controlling shareholders and elected at the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009, with term of office until March 10, 2010.
Mr. Cypriano also serves as a Member of the Remuneration Committee (statutory) of Banco Bradesco S.A., appointed at the Special Board of Directors’ Meeting # 1,426 held on March 10, 2009. He took office on June 5, 2009, with term of office expiring at the first Board of Directors’ Meeting to be held after the 2010 Annual Shareholders’ Meeting.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: Elected as Department Officer in January of 1984, Associate Executive Officer in January of 1986, Managing Officer in February of 1988, and Executive Vice President in February of 1995. In March of 1999, he was invested in the position of Chief Executive Officer and, in March of 2002, he also started serving as a Member of the Board of Directors. In March of 2009, Mr. Cypriano left his position of Chief Executive Officer and remained as a Member of the Board of Directors, in which position he remains until today.

Further information on the Members of the Board of Directors

.7.

Duties inherent to the position: The same as those of the Board of Directors’ established by the law and the Company’s Bylaws.
The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Management positions held in publicly-held companies

Banco Bradesco de Investimento S.A. (incorporated on November 4, 1992) February 22, 1988 to November 4, 1992 - Officer

Bradesco Leasing S.A. - Arrendamento Mercantil
 March 14, 1988 - Officer
March 3, 1998 to April 30, 2009 - Chief Executive Officer
since April 19, 1999 - Member of the Board of Directors

Bradespar S.A. since April 30, 2002 - Member of the Board of Directors

Subordination or control relationships between Mr. Márcio Artur Laurelli Cypriano and:
a) subsidiary, directly or indirectly controlled by Bradesco: (i) in the subsidiaries, the Member of the Board of Directors of Bradesco is also a Member of the Board of Directors / Officer of those companies; (ii) transactions that may encumber the subsidiary are subject to prior authorization of the Board of Directors of the direct or indirect parent company.
b) direct or indirect parent company of Bradesco: the Member of the Board of Directors of Bradesco holds the following positions in the parent companies: Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, Member of the Board of Directors and Officer of Elo Participações e Investimentos S.A., Member of the Managing Body and Managing Officer of Fundação Bradesco and Officer of Nova Cidade de Deus Participações S.A.

Further information on the Members of the Board of Directors

.8.

João Aguiar Alvarez

.. 49 years old, bank employee, Individual Taxpayers’ ID (CPF) 029.533.938/11, Member of the Board of Directors, appointed by the Controlling shareholder and elected by the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009 with term of office until March 10, 2010.

Main professional experience in the past 5 years:

Company: Banco Bradesco S.A.
Position: Member of the Board of Directors since February 12, 1990.
Duties inherent to the position: The same as those of the Board of Directors’ established by law and the Company’s Bylaws.
The company’s core business: To perform banking transactions in general, including foreign exchange transactions.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Company: Cidade de Deus - Companhia Comercial de Participações
Position: Member of the Board of Directors since April 30, 1986 and, since April 19, 1988, he started to hold, cumulatively, the position of Officer.
Duties inherent to the position: of Board Member: The same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.
The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:
- Controlling Group:
Elo Participações e Investimentos S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.
- Others:
Família Aguiar.
Management Position Held in Publicly Held Company

Further information on the Members of the Board of Directors

.9.

Bradespar S.A.
since March 30, 2000 – Member of the Board of Directors

Existence of marital up to the second degree of kinship between Mr. João aguiar Alvarez and:
a) administrators of Bradesco: he is the brother of Mrs. Denise Aguiar Alvarez, Member of Bradesco’s Board of Directors;
b) administrators of direct or indirect parent companies of Bradesco: He is the son of Mrs. Lina Maria Aguiar, Member of the Board of Directors of the Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

     Subordination or control relationships between Mr. João Aguiar Alvarez and :
a) subsidiary, directly or indirectly controlled by Bradesco: (i) there are no subordination or control relationships;
b) direct or indirect parent company of Bradesco: the Member of Bradesco’s Board of Directors holds the following positions in the Bradesco’s parent companies: Member of the Board of Directors and Officer of Cidade de Deus - Companhia Comercial de Participações, Member of the Board of Directors of Elo Participações e Investimentos S.A., Member of the Managing Body and Deputy Officer of the Fundação Bradesco.

Denise Aguiar Alvarez

. 52 years old, educator, Individual Taxpayer’s ID (CPF) 032.376.698/65, Member of the Board of Directors, appointed by the Controlling shareholders and elected at the Annual Shareholders’ Meeting held on March 10, 2009. She took office on April 28, 2009, with term of office until March 10, 2010.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: Member of the Board of Directors since February, 12, 1990.
Duties inherent to the position: The same as those of the Board of Directors’ established by law and the Company’s Bylaws.
The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco Cidade de Deus - Companhia Comercial de Participações:
- Controlling Group:
Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Further information on the Members of the Board of Directors

.10.

- Others:
Banco Espírito Santo, S.A.

Company: Cidade de Deus - Companhia Comercial de Participações
Position: Member of the Board of Directors since April 30, 1986 and on July 18, 1988, she also took on the position of Officer.
Duties inherent to the position: of Board Member: The same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and enforce the Company’s Bylaws.
The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Cidade de Deus securities:
- Controlling Group:
Companhia Comercial de Participações: Elo Participações e Investimentos S.A., Fundação Bradesco and Nova Cidade de Deus Participações S.A.
- Others:
Família Aguiar.

Management position held in publicly-held company

Bradespar S.A. since March 30, 2000 - Member of the Board of Directors

Existence of up to the second degree of kinship between Ms. Denise Aguiar Alvarez and:
a) administrators of Bradesco: she is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco;
b) administrators of direct or indirect parent companies of Bradesco: She is the daughter of Mrs. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

Subordination or control relationships between Ms. Denise Aguiar Alvarez and:
a) subsidiary, directly or indirectly controlled by Bradesco: (i) there are no reporting or control relationships;
b) direct or indirect parent company of Bradesco: the Member of the Board of Directors of Bradesco holds the following positions in the parent companies: Member of the Board of Directors and Officer of Cidade de Deus - Companhia Comercial de Participações, Member of the Board of Directors of Elo Participações e Investimentos S.A., Member of the Managing Body and Deputy Officer of Fundação Bradesco.

Further information on the Members of the Board of Directors

.11.

Luiz Carlos Trabuco Cappi

.. 58 years old, bank employee, Individual Taxpayer’s ID (CPF) 250.319.028/68, Member of the Board of Directors, appointed by the Controlling shareholder and elected by the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009, with term of office until March 10, 2010. Mr. Trabuco also holds the position of Chief Executive Officer, having been elected at the Special Board of Directors’ Meeting # 1,426 held on March 10, 2009. He took office on June 5, 2009 with term of office until the first Board of Directors’ Meeting to be held after the 2010 Annual Shareholders’ Meeting.
Mr. Trabuco also serves as Coordinator of the Integrated Risk Management and Capital Allocation Committee and as a Member of the Remuneration Committee of Banco Bradesco S.A. (both are statutory committees), having been appointed to those positions at the Special Board of Directors’ Meeting # 1,426 held on March 10, 2009. He assumed those roles on June 5, 2010 and will serve until the first Board of Directors’ Meeting to be held after the 2010 Annual Shareholders’ Meeting.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: Mr. Trabuco began his career in April of 1969 and has held all positions of the hierarchical scale of a bank, having been elected as Departmental Officer in January 1984, Managing Executive Officer in March 1998 and as Executive Vice President in March 1999. On March 10, 2009, Mr. Trabuco became the Bank’s Chief Executive Officer and also began serving as a Member of its Board of Directors.
Duties inherent to the position: of Board Member: The same as those of the Board of Directors established by law and the Company’s Bylaws; of Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.
The company’s core business: To perform banking transactions in general, including foreign exchange.

Further information on the Members of the Board of Directors

.12.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Company: Banco Espírito Santo, S.A.
Position: Non-executive Member of the Board of Directors since July, 16, 2009
Duties inherent to the position: The same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose
The company’s core business: To perform banking transactions
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:
- Controlling Group:
Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.
- Others:
Banco Bradesco S.A.

Company: Bradesco Auto/RE Companhia de Seguros
Position: Chief Executive Officer from March 31, 2003 to March 26, 2009
Duties inherent to the position: In addition to the regular duties attributed under the law and Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; directs social activities and enforces policy established and the decisions of the Board of Executive Officers; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.
The company’s core business: To perform various kinds of insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Auto/RE:
- Controlling Group:
Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

Further information on the Members of the Board of Directors

.13.

Company: Bradesco Capitalização S.A.
Position: Chief Executive Officer, from March 28, 2003 to March 26, 2009
Duties inherent to the position: In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers and supervises and coordinates the activities of its members.
The company’s core business: to perform all transactions that can be carried out by capitalization firms within applicable legal and regulatory regulations.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Capitalização:
- Controlling Group:
Banco Bradesco S.A., Bradseg Participações Ltda. and Bradesco Seguros S.A.

Company: Bradesco Saúde S.A.
Position: Chief Executive Officer from March 31, 2003 to March 27, 2009
Duties inherent to the position: In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers and supervises and coordinates the activities of its members.
The company’s core business: The development and implementation of private insurance operations, exclusively in the area of health care, in all of its modalities, as defined by applicable law, with operations in other areas and insurance modalities being prohibited, and can also participate as a Partner or shareholder in other Companies.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Saúde:
- Controlling Group:
Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

Company: Bradesco Seguros S.A.
Position: Chief Executive Officer from March 28, 2003 to March 26, 2009
Duties inherent to the position: In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; supervises and coordinates the activities of its members; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.
The company’s core business: To perform insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

Further information on the Members of the Board of Directors

.14.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Seguros:
- Controlling Group:
Banco Bradesco S.A. and Bradseg Participações Ltda.

Management positions in exercise or exercised in publicly-held companies

Bradesco Leasing S.A. Arrendamento Mercantil
April 14, 1999 to April 30, 2009 – Officer
Since April 30, 2009 – Member of the Board of Directors and Chief Executive Officer

Bradespar S.A. since April 29, 2009 – Member of the Board of Directors

Subordination or control relationships maintained between Mr. Luiz Carlos Trabuco Cappi and:
a) subsidiary, directly or indirectly controlled by Bradesco: (i) at subsidiaries, the Chief Executive Officer of Bradesco is also a Member of the Boards of Directors / Officer / Chief Executive Officer of those companies, except the Companies that are part of the Grupo Bradesco Seguros; (ii) operations that may encumber the subsidiary depend on the previous authorization from the direct or indirect parent company’s Board of Directors.
b) direct or indirect parent company of Bradesco: the Chief Executive Officer of Bradesco holds the following positions in Bradesco’s parent companies: Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, Member of the Board of Directors and Officer of Elo Participações e Investimentos S.A., Member of the Managing Body and Managing Officer of the Fundação Bradesco and Officer of Nova Cidade de Deus Participações S.A.

Carlos Alberto Rodrigues Guilherme

. 66 years old, bank employee, Individual Taxpayer’s ID (CPF) 021.698.868/34, Member of the Board of Directors, assigned by the Controlling shareholders and elected at the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009 with term of office until March 10, 2010.
He also holds the functions of Member of the Ethical Conduct Committee and Member of the Internal Control and Compliance Committee (both of them statutory) of Banco Bradesco S.A., being assigned at the Special Meeting # 1,426 of the Board of Directors held on March 10, 2009. He took office on June 5, 2009, with term of office until the first Board of Directors’ Meeting to be held after the 2010 Annual Shareholders’ Meeting.

Further information on the Members of the Board of Directors

.15.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: He started his career in December 1957. He held all positions of the hierarchical scale of a bank and, in March 1986, he was elected as the Department Officer, and in March 1998 as the Associate Executive Officer. In March 1999 he was elected the Managing Officer and in March 2009 as Member of the Board of Directors, position currently held.
Duties inherent to the positions: The same as those of the Board of Directors’ established by the law and the Company’s Bylaws.
The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Managing positions held in publicly-held companies

Bradesco Leasing S.A. Arrendamento Mercantil since April 30, 2009 – Member of the Board of Directors
Bradespar S.A. since April 29, 2009 – Member of the Board of Directors

Subordination or control relationships maintained between Mr. Carlos Alberto Rodrigues Guilherme and:
a) subsidiary, directly or indirectly controlled by Bradesco: (i) in the subsidiaries, the Member of the Board of Directors of Bradesco is also a Member of the Board of Directors / Officer of those companies; (ii) transactions that may encumber the subsidiary are subject to prior authorization of the Board of Directors of the direct or indirect parent company;
b) direct or indirect parent company of Bradesco: the Member of the Board of Directors of Bradesco holds the following positions in the parent companies: Member of the Board of Directors at Cidade de Deus - Companhia Comercial de Participações, Member of the Board of Directors of Elo Participações e Investimentos S.A., Member of the Managing Body and Managing Officer of Fundação Bradesco and Officer of Nova Cidade de Deus Participações S.A.

Further information on the Members of the Board of Directors

.16.

Ricardo Espírito Santo Silva Salgado

.. 65 years old, bank employee, Individual Taxpayer’s ID (CPF) 385.154.827/20, Member of the Board of Directors, appointed by the Controlling shareholder and elected at the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009, with term of office until March 10, 2010.

Main professional experience in the past 5 years:

Company: Banco Bradesco S.A.
Position: Member of the Board of Directors since June 9, 2003.
Duties inherent to the position: The same as those of the Board of Directors’ established by law and the Company’s Bylaws.
The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Company: Banco Espírito Santo, S.A.
Position: Vice Chairman of the Board of Directors and Chairman of the Executive Commission
Duties inherent to the position: of Vice Chairman of the Board: The same as those of the Board of Directors’ established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all acts necessary or required to develop the activities in the Company’s purpose; of Chairman of the Executive Commission: Attributions established in the Company’s Bylaws: a) to ensure that all information is reported to the other members of the Board of Directors regarding the activities and resolutions of the Executive Commission; b) to ensure the fulfillment of limitations of the delegation, strategy of the Company and of the collaboration duties before the Chairman of the Board of Directors; c) to coordinate the activities of the Executive Commission, presiding over their respective meetings and sealing for the execution of their resolutions. Furthermore, it is incumbent upon him to replace the Chairman of the Board of Directors during his absences or impediments, with a casting vote.

Further information on the Members of the Board of Directors

.17.

The company’s core business: To perform banking transactions.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of BES:
- Controlling Group:
Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.
- Others:
Banco Bradesco S.A.

Further information on the Fiscal Council’s Members

.18.

Résumés of the candidates appointed to the Fiscal Council:

Nelson Lopes de Oliveira

. 68 years old, economist, Individual Taxpayer’s ID (CPF) 036.974.608/20, Sitting Member of the Fiscal Council, appointed by the Controlling shareholder and elected at the Annual Shareholder’s Meeting held on March 10, 2009. He took office on April 28, 2009, with term of office until March 10, 2010.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: He started his career in June 1961. In December 1973 he held the position of Branch Manager. In September 1989 he was elected Regional Officer and, in March 1998, he was appointed Department Officer, position held until March 2002, when he was elected Deputy Member of the Fiscal Council. In September 2008, he was elected Sitting Member of the Fiscal Council, position currently held.
Duties inherent to the position: It is incumbent upon the Fiscal Council, according to the Law: • to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties;
• to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting;
• to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;
• to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company;
• to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary;
• to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company;
• to examine the financial statements of the year and give an opinion on them.

Further information on the Fiscal Council’s Members

.19.

The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Ricardo Abecassis Espírito Santo Silva

. 51 years old, economist, Individual Taxpayer’s ID (CPF) 692.405.237/15, Sitting Member of the Fiscal Council, acting as Coordinator, appointed by the Controlling shareholder and elected at the Annual Shareholder’s Meeting held on March 10, 2009. He took office on April 28, 2009 with term of office until March 10, 2010

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: Sitting Member of Bradesco’s Fiscal Council since March 2002.
Duties inherent to the position: It is incumbent upon the Fiscal Council, according to the Law:
• to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties;
• to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting;
• to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on the shareholders’ equity, transformation, incorporation, merger or spin-off;
• to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the society;
• to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary;

Further information on the Fiscal Council’s Members

.20.

• to analyze, at least on a quarterly basis, the trial balance and the other financial statements periodically prepared by the Company;
• to examine the financial statements of the year and give an opinion on them. The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.
Company: Banco Espírito Santo, S.A.
Position: He is Member of the Board of Directors since 2002.
Duties inherent to the position: The same as those of the Board of Directors’ established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all acts necessary or required to develop the activities in the Company’s purpose
The company’s core business: To perform banking transactions
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of BES:
- Controlling Group:
Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.
- Others:
Banco Bradesco S.A.

Company: Banco Espírito Santo de Investimento, S.A.
Position: Member of the Board of Directors
Duties inherent to the position: The same as those of the Board of Directors’ established by the Company’s Bylaws: to manage the Company’s activites and represent the Company in and out court.
The company’s core business: The Company has the purpose of performing banking transactions pursuant to the law.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Banco Espírito Santo de Investimento, S.A.’s: wholly owned subsidiary of Banco Espírito Santo, S.A.

Further information on the Fiscal Council’s Members

.21.

Management positions he currently holds or held in publicly traded companies

Bradespar S.A.
since March 14, 2001 - Member of the Board of Directors.

Jorge Tadeu Pinto de Figueiredo

. 57 years old, lawyer, Individual Taxpayer’s ID (CPF) 399.738.328/68, Deputy Member of the Fiscal Council, appointed by the Controlling shareholder and elected at the Annual Shareholder’s Meeting held on March 10, 2009. He took office on April 28, 2009 with term of office until March 10, 2010.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: He started his career in February 1971. In March 1998 he was elected Department Officer, position held until March 2000. He is a Deputy Member of the Fiscal Council since March 2009, and held the same position from March 2002 to March 2007.
Duties inherent to the position: It is incumbent upon the Fiscal Council, according to the Law:
• to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties;
• to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting;
• to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on the shareholders’ equity, transformation, incorporation, merger or spin-off;
• to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the society;
• to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting,

Further information on the Fiscal Council’s Members

.22.

whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary;
• to analyze, at least on a quarterly basis, the trial balance and the other financial statements periodically prepared by the Company;
• to examine the financial statements of the year and give an opinion on them.
The company’s core business: To perform banking transactions in general, including foreign exchange.
Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

Renaud Roberto Teixeira

. 66 years old, entrepreneur, Individual Taxpayer’s ID (CPF) 057.180.078/53, Deputy Member of the Fiscal Council, appointed by the Controlling shareholder and elected at the Annual Shareholders’ Meeting held on March 10, 2009. He took office on April 28, 2009 with term of office until March 10, 2010.

Main positions held in the past 5 years:

Company: Banco Bradesco S.A.
Position: He started his career in July 1960. In January 1995, he was elected as Regional Officer, position held until March 2004. In March 2005, he was elected as Deputy Member of the Fiscal Council, position he currently holds.
Duties inherent to the position: It is incumbent upon the Fiscal Council, according to the Law:
• to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties;
• to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting;
• to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment

Further information on the Fiscal Council’s Members

.23.

of dividends and/or interest on the shareholders’ equity, transformation, incorporation, merger or spin-off;
• to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the society;
• to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary;
• to analyze, at least on a quarterly basis, the trial balance and the other financial statements periodically prepared by the Company;
• to examine the financial statements of the year and give an opinion on them. The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of the same class and type of securities of Bradesco:
- Controlling Group:
Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.
- Others:
Banco Espírito Santo, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.